September 2, 2015

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jeffery P. Riedler

Re:	Vical Incorporated

Form 10-K for the year ended December 31, 2014

Filed February 26, 2015

File No. 000-21088

Dear Mr. Riedler:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated August 20, 2015 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) of Vical Incorporated (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2015. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Form 10-K for the year ended December 31, 2014 Collaboration and License Agreements, Out-licensing, page 11

1.	Please revise your disclosure for your amended licensing agreements with Astellas to describe the escalating tiered double-digit royalties within a ten percent range (i.e., teens, twenties, thirties, etc…), the duration of the agreements and royalty payments, and the termination provisions.

Response: The Company acknowledges the Staff’s comments and respectfully submits that the public disclosure of a narrower range of royalties relative to the Company’s current disclosure would provide the Company’s competitors with highly sensitive information about the Company and its collaborators and licensees/licensors. The Company also notes that such level of detail is not typically disclosed by the Company’s competitors, which would result in the Company being at a competitive disadvantage and limit the utility of additional detail to investors who would not be able to fully understand the Company’s royalty rates in relation to similar agreements maintained by other companies. Further, the royalty rates related to the agreement escalate over a wide range based on sales volumes. Therefore additional disclosure of expected sales volumes would need to be disclosed in order to make the additional disclosure meaningful to the reader. The expected sales volumes are deemed to be highly confidential and would provide the Company’s competitors with detailed knowledge of the Company’s and Astellas’ commercial strategy and expectations which would be harmful to the Company and its stockholders. Moreover, disclosure of these ranges of royalty rates could undermine the Company’s and its collaborators’ and licensees/licensors’ ability to negotiate more favorable royalty rates in future agreements and adversely affect the Company’s existing relationship with collaborators and licensees/licensors who may seek to renegotiate their current royalty rates with the Company. Because the Company does not have access to similar information regarding its competitors, disclosure of the range of royalty rates on a per agreement basis would place the Company at a substantial competitive disadvantage with respect to other biopharmaceutical companies with whom the Company competes.

In response to the Staff’s comments regarding duration of the agreements and duration of the royalty payments, the Company’s proposes to disclose the following information regarding the duration of the above-referenced agreement. The Company proposes to provide such disclosures regarding the information below in the Company’s next Annual Report on Form 10-K (the “Subsequent Form 10-K”). The Company notes that the proposed disclosures are the same as those provided in its Current Report on Form 8-K filed with the Commission on July 14, 2011 in connection with the Company’s entry into the Astellas agreements. The Astellas agreements and related amendments have also been filed with the Commission as exhibits to various filings.

The royalties are payable by Astellas on a product-by-product and country-by-country basis until the latest of (i) expiration of the last patent claiming such product in such country, (ii) expiration of data or regulatory exclusivity for such Product in such country and (iii) 10 years after first commercial sale of such Product in such country.

The license agreements will continue in effect on a product-by-product and country-by-country basis until expiration of Astellas’ obligation to pay royalties with respect to each product in each country, unless terminated early by either party as more fully described below. Following expiration, Astellas’ license with respect to the particular product in the particular country shall become fully paid up, perpetual and royalty-free.

The supply and services agreement will continue in effect until the earliest of (i) the sixth anniversary of first commercial sale of the first product for use in HCT recipients in the Field, (ii) the third anniversary of the first commercial sale of the first product for use in SOT recipients in the field, (iii) the date designated by Astellas in advance notifying Vical that Astellas will assume responsibility for the Manufacture and supply of Products in the Field and (iv) expiration or termination of the license agreements. Each of Vical and Astellas may terminate the license agreements or supply and services agreement prior to expiration upon the material breach of such agreement by the other party, or upon the bankruptcy or insolvency of the other party. In addition, Vical may terminate the license agreements prior to expiration in the event Astellas or any of its affiliates or sublicensees challenges or opposes any patent licensed to it under the license agreements, and Astellas may terminate the license agreements on a country-by-country basis if Astellas reasonably determines that further development and/or commercialization of Products in the Field will not be beneficial for Astellas.

2.	Please revise your disclosure for your amended supply and services agreement with Astellas to describe the duration of the agreement and the termination provisions.

Response: In response to the Staff’s comment, the Company proposes the disclosure as outlined in the response to Question 1 above.

Intellectual Property, page 14

3.	We note your disclosure in the first bullet point of this section which states that you have supplemented your core DNA patents which have expired with patent covering specific product applications. Please expand your disclosure to describe the products and technologies to which such patents relate, whether the patents are owned or licensed from third parties, and if licensed, from whom, the type of patent protection such as composition of matter, use or process, patent expiration dates and the jurisdictions where the patents are issued.

Response: In response to the Staff’s comments regarding disclosure of patents which have supplemented our core DNA patents with specific product patent applications, the Company believes that a majority of the additional disclosure is already included in the third bullet point of that section. The Company has proposed amended disclosure below to include the type of patent protection as requested by the Staff. The Company proposes to provide such additional disclosures regarding the information below in the Company’s Subsequent Form 10-K.

•

Specific DNA Products. We have supplemented the patent coverage described above with composition of matter patents covering specific product applications of our technologies. To date, we have received patents in the United States, Europe, Japan and Canada, relating to codon-optimized polynucleotide-based vaccines against human CMV infection. The patents will expire between December 19, 2023, and May 12, 2025. These patents further protect both our ASP0113 therapeutic vaccine candidate for CMV as well as our CyMVectin™ prophylactic vaccine candidate for CMV. Protection for our therapeutic vaccine candidate for HSV-2 is further augmented by an issued U.S. composition of matter patent and foreign counterparts pending in Australia, Canada, Europe and Japan, all of which will expire on July 20, 2027. These patents are co-owned with the University of Washington. Under the Hatch-Waxman Act, a U.S. patent term extension for up to 5 years may be available under certain conditions.

4.	Please revise the patent information in the second bullet point of this section to identify who assigned you the U.S. patents covering the cationic lipid compounds. In addition, please disclose when your foreign patents for your key lipids expire.

Response: In response to the Staff’s comments, the Company proposes to add the requested information regarding the U.S. patent assignor and the expiration date of the foreign patents as set forth below in the Subsequent Form 10-K. The Company believes it is appropriate to remove the reference to assignee as these patents were invented by a Vical employee and owned by Vical.

•	Lipid Technologies. We have several issued U.S. patents covering numerous examples of cationic lipid compounds that are used to facilitate delivery of plasmids to some tissues. Our HSV-2 therapeutic vaccine candidate, our Vaxfectin® adjuvant, as well as our CyMVectin™ prophylactic vaccine candidate are protected in-part by lipid technology and/or lipid compound patents. Patent protection of these key lipids also has been obtained in Europe, Canada and Japan. Both the U.S. and foreign patents expire on March 24, 2020. Under the Hatch-Waxman Act, a U.S. patent term extension for up to 5 years may be available under certain conditions.

5.	Please revise the patent information in the third bullet point of this section to describe the type of patent protection such as composition of matter, use or process for all of the patents and patent application described and the expected expiration date if your Canadian patent application is granted.

Response: In response to the Staff’s comments, the Company proposes to add the requested information regarding the type of patent protection and the anticipated expiration date of the Canadian patents as set forth in the response to question 3 above. The Company proposes to provide such additional disclosures in the Subsequent Form 10-K.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Sincerely,
Vical Incorporated

/s/ Anthony A. Ramos
Anthony A. Ramos
Vice President Finance,
Chief Accounting Officer

cc:	Vijay B. Samant, Vical Incorporated

Frederick T. Muto, Cooley LLP

Sean M. Clayton, Cooley LLP